April 23, 2019

Charles L. Harrington
Chairman, Chief Executive Officer and President
Parsons Corporation
5875 Trinity Parkway #300
Centreville, VA 20120

       Re: Parsons Corporation
           Registration Statement on Form S-1
           Filed April 12, 2019
           File No. 333-230833

Dear Mr. Harrington:

       We have reviewed your registration statement and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. Our reference to a prior comment is to a comment in our April 4, 2019 letter.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1

Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-10

1. We note your response to prior comment 2. Please revise to explain the nature of the supervision services and the fact that you are not liable for construction of the asset.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Charles L. Harrington
Parsons Corporation
April 23, 2019
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Christine Dietz,
Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202)
551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,

FirstName LastNameCharles L. Harrington                      Division of
Corporation Finance
                                                             Office of
Information Technologies
Comapany NameParsons Corporation
                                                             and Services
April 23, 2019 Page 2
cc:       Steven B. Stokdyk, Esq.
FirstName LastName